Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Three and Nine Month Period Ended September 30, 2006

FS 1

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

(Unaudited)

	September 30, 2006	December 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$4,040,187	$17,960,303
Accounts receivable	1,321,130	788,282
Inventories	1,497,960	2,539,332
Prepaid expenses and deposits	122,840	215,505
	6,982,117	21,503,422
Restricted cash and deposits	636,610	1,515,093
Property, plant and equipment	11,804,079	11,743,562
Deferred financing costs	637,215	756,693
	$20,060,021	$35,518,770
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,882,726	$3,363,904
Other current liabilities	457,433	439,914
	4,340,159	3,803,818
Convertible debentures	15,811,717	14,518,720
Other long-term liabilities	1,246,902	1,344,917
	21,398,778	19,667,455

Shareholders' equity (deficit)
Share capital (note 3)	68,942,971	55,392,968
Warrants (note 3)	1,153,522	1,021,392
Equity component of convertible debentures	10,257,871	10,257,871
Contributed surplus (note 3)	3,609,258	3,009,405
Deficit	(85,302,379)	(53,830,321)
	(1,338,757)	15,851,315
Future operations (note 2)
	$20,060,021	$35,518,770

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “Greg Pendura ”

      Signed “William Demcoe”

Director

Director

FS 2

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Product revenue	$2,059,178	$245,647	$3,227,598	$555,332
Expenses
Cost of sales	2,475,837	228,155	3,809,820	456,244
Manufacturing start-up and product development	6,624,564	2,184,580	16,655,191	5,731,846
Restructuring charges (note 4)	1,768,577	-	1,768,577	-
General and administrative	1,638,772	1,923,529	5,618,697	5,233,684
Financing charges	1,028,148	7,881	3,044,826	33,690
Marketing and business development	793,141	666,720	2,455,586	2,107,198
Amortization of property, plant and equipment	633,681	201,395	1,724,639	606,978
	14,962,720	5,212,260	35,077,336	14,169,640
Loss from operations	(12,903,542)	(4,966,613)	(31,849,738)	(13,614,308)
Other income	88,627	67,856	357,068	211,280
Loss before non-controlling interests	(12,814,915)	(4,898,757)	(31,492,670)	(13,403,028)
Non-controlling interest	20,612	-	20,612	-
Net loss	(12,794,303)	(4,898,757)	(31,472,058)	(13,403,028)
Deficit, beginning of period	(72,508,076)	(41,327,329)	(53,830,321)	(32,823,058)
Deficit, end of period	$(85,302,379)	$(46,226,086)	$(85,302,379)	$(46,226,086)
Basic and diluted loss
per common share	$(0.14)	$(0.06)	$(0.36)	$(0.17)
Weighted average number of shares
outstanding	92,387,639	83,276,519	88,218,862	78,144,421

See accompanying notes to the consolidated financial statements.

FS 3

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operating:
Net loss	$(12,794,303)	$(4,898,757)	$(31,472,058)	$(13,403,028)
Items which do not involve cash
Amortization of property, plant and equipment	633,681	201,395	1,724,639	606,978
Financing charges	487,941	-	1,412,475	-
Impairment of property, plant and equipment (note 4)	1,474,193	-	1,474,193	-
Stock based compensation	250,811	128,325	596,308	265,022
Other non-cash items	(20,077)	(107,114)	(79,333)	(20,677)
Change in non-cash operating working capital	2,229,693	(366,453)	1,229,821	(1,183,500)
	(7,738,061)	(5,042,604)	(25,113,955)	(13,735,205)
Financing:
Issuance of share capital	321,034	4,102,683	13,685,678	18,700,064
Subscription obligation	-	2,360,000	-	2,360,000
Proceeds (repayments) of other long-term liabilities	54,171	(11,594)	(5,606)	(50,250)
	375,205	6,451,089	13,680,072	21,009,814
Investing:
Purchase of property, plant and equipment	(602,213)	(3,362,062)	(3,259,349)	(7,079,080)
Deposits held in trust	-	(2,360,000)	-	(2,360,000)
Restricted cash and deposits	1,036,578	(574,657)	878,483	(1,564,990)
Proceeds on sale of property, plant and equipment	-	-	-	4,000,000
Change in non-cash investing working capital	(105,367)	152,501	(105,367)	654,130
	328,998	(6,144,218)	(2,486,233)	(6,349,940)
Increase (decrease) in cash and cash equivalents	(7,033,858)	(4,735,733)	(13,920,116)	924,669
Cash and cash equivalents, beginning of period	11,074,045	7,632,079	17,960,303	1,971,677
Cash and cash equivalents, end of period	$4,040,187	$2,896,346	$4,040,187	$2,896,346

See accompanying notes to the consolidated financial statements.

FS 4

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2006

(Canadian Dollars)

(Unaudited)

1.  Significant accounting policies:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year ended December 31, 2005.  These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.   These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005.

Certain comparative figures have been reclassified to conform to current period presentation.

2.  Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the period ended September 30, 2006, RS reported a net loss of $31,472,058.  At September 30, 2006, RS had positive working capital of $2,641,958 and a deficit of $85,302,379.

These financial statements do not reflect any adjustments that would be required should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from investors and lenders, as well as market acceptance of RS’s products.

3.   Shareholders’ equity:

(a)  Authorized and issued share capital:

Common share and warrant activity for the nine months ended September 30, 2006 was as follows:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2005	84,278,050	$ 55,392,968	2,541,297	$ 1,021,392
Issued for cash (1)	5,600,980	7,962,369	2,800,490	976,811
Broker warrants attributed to share issue costs(1)	-	(176,711)	420,073	176,711
Stock options exercised	100,000	57,217	-	-
Warrants issued (2)	-	-	98,814	-
Warrants exercised (2)	2,568,086	5,707,128	(2,568,086)	(997,630)
Warrants expired (2)	-	-	(72,029)	(23,762)
Balance, September 30, 2006	92,547,116	$ 68,942,971	3,220,559	$ 1,153,522

FS 5

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2006

(Canadian Dollars)

(Unaudited)

3.   Shareholders’ equity (continued):

(a)  Authorized and issued share capital:

(1)  In June, RS completed a private placement of 5,600,980 units for aggregate proceeds of $8,939,180.  Each unit consisted of one common share and one half common share purchase warrant expiring December 28, 2007.  The purchase warrants have an exercise price of $2.25 per share and have a fair value of $976,811.

A further 280,049 warrants were granted to brokers.  Upon exercising the warrants an additional one half common share purchase warrant will be available for exercise expiring December 28, 2007 leaving a total of 420,073 warrants available for exercise.  The warrants have an exercise price of $1.85 per share and the half common share purchase warrants have an exercise price of $2.25 per share.  The fair value of the warrants was $176,711.

 (2)  During the period, RS issued 2,568,086 common shares pursuant to the exercise of common share purchase warrants for aggregate proceeds of $4,709,498.  Of the warrants exercised, 197,627 warrants entitled the holder to an additional one-half common share purchase warrant to purchase common shares by February 14, 2006 at $2.00 per common share.  Relating to the warrants exercised, $997,630 has been transferred to share capital. In addition, 72,029 purchase warrants expired unexercised.

(b) Stock options – outstanding options:

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2005	3,213,000	$ 1.07
Granted	1,166,550	1.82
Exercised	(50,000)	0.37
Forfeited	(131,950)	2.05
Outstanding, September 30, 2006	4,197,600	$ 1.26

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2005	1,375,000	$ 0.90
Granted	465,000	1.42
Exercised	(50,000)	0.37
Outstanding, September 30, 2006	1,790,000	$ 1.05

The following table summarizes information about the stock options outstanding as at September 30, 2006:

Price range	Outstanding	Average years	Exercisable
$0.34 – 0.51	200,000	0.14 – 0.59	200,000
0.52 – 0.78	750,000	1.17 – 1.21	750,000
0.79 – 1.19	2,728,000	1.27 – 3.22	1,728,000
1.20 – 1.79	1,685,000	0.57 – 4.99	175,000
1.80 – 2.40	624,600	4.13 – 4.51	-
$0.34 – 2.40	5,987,600	2.32	2,853,000

FS 6

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2006

(Canadian Dollars)

(Unaudited)

3.   Shareholders’ equity (continued):

(c) Stock based compensation:

The weighted average fair value of each option granted in the period of $0.95 was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Risk free Interest rate	Expected life of option	Expected volatility	Expected dividends
2006	4.11%	5 years	67%	$ nil

(d) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2005	$ 3,009,405
Stock-based compensation cost	596,308
Stock options exercised	(20,217)
Expired warrants	23,762
Balance, September 30, 2006	$ 3,609,258

4.

Restructuring charges:

On August 31, 2006 the Company announced the decision to close the Edmonton operations and consolidate all activities in Calgary.  During the quarter the Company incurred restructuring charges as follows:

Workforce reduction	$ 289,669
Property, plant and equipment impairment	1,474,193
Other	4,715
Total restructuring charges	$ 1,768,577

Property, plant and equipment impairment charges of $1,474,193 consisted of equipment not deemed useful for further operations.  The salvage value of the equipment net of disposal costs is deemed to be $Nil.

The Company reduced its workforce by 43 employees, of which 30 were terminated during the third quarter of 2006 and 13 was on working notice.  Workforce reduction charges of $289,669 were related to the cost of severance and benefits associated with the terminated employees.

FS 7

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2006

(Canadian Dollars)

(Unaudited)

5.  Segmented information:

RS’s activities comprise one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.  In the first nine months of 2006, RS’s revenue includes sales to customers located in the United States of $713,825 (first nine months of 2005 - $352,578) in Asia of $240,822 (first nine months of 2005 - $nil) and all other sales attributed to customers located in Canada.  In the third quarter of 2006, RS’s revenue includes sales to customers located in the United States of $72,272 (third quarter of 2005 - $148,517) in Asia of $61,585 (third quarter of 2005 - $nil) and all other sales attributed to customers located in Canada.

The following table represents revenues by product categories:

	Three months ended		Nine months ended
Product	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Utility poles	$ 2,059,178	$ 134,808	$ 3,102,180	$ 277,389
Version resin	-	73,761	110,440	227,126
Other products	-	37,078	14,978	50,817
	$ 2,059,178	$ 245,647	$ 3,227,598	$ 555,332

The financial statements include property, plant and equipment in Canada totaling $11,126,197 (2005 -$11,207,529) and in Poland totaling $677,882 (2005 - $536,033).

6.

Commitments:

During the period, the Company agreed to amend two operating leases for office space.  The total minimum rent payable that is remaining over the term of the leases is $5,362,225.

The Company leased space for its research and development activities during the period for a seven year operating lease term.  The total minimum rent payable that is remaining over the term of the lease is $1,259,519.

7.

Subsequent Event

In November 2006, the Company issued 3,378,378 common shares at a price of $1.48 per share for total proceeds of $5,000,000.

FS 8